EXHIBIT 99.2

Financial Report

Results of Operations

Three-month period ended September 30, 2019 compared to the three-month period ended September 30, 2018

During the three-month periods ended September 30, 2019 and 2018, we had an average of 60.0 and 55.8 vessels, respectively, in our fleet. In the three-month period ended September 30, 2018, we accepted delivery of the secondhand containerships Megalopolis, Marathopolis, Maersk Kleven and Maersk Kotka with an aggregate TEU capacity of 26,002. In the three-month periods ended September 30, 2019 and 2018, our fleet ownership days totaled 5,520 and 5,136 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended September 30,		Change	Percentage Change
	2018	2019

Voyage revenue	$90.9	$123.6	$32.7	36.0%
Voyage expenses	(1.9)	(0.7)	(1.2)	(63.2%)
Voyage expenses – related parties	(0.8)	(1.7)	0.9	112.5%
Vessels’ operating expenses	(27.4)	(29.2)	1.8	6.6%
General and administrative expenses	(1.3)	(1.5)	0.2	15.4%
Management fees – related parties	(5.0)	(5.3)	0.3	6.0%
General and administrative expenses - non-cash component	(1.0)	(0.9)	(0.1)	(10.0%)
Amortization of dry-docking and special survey costs	(1.8)	(2.3)	0.5	27.8%
Depreciation	(23.8)	(25.3)	1.5	6.3%
Amortization of prepaid lease rentals, net	(2.0)	-	(2.0)	n.m.
Loss on vessels held for sale	(1.9)	(0.5)	(1.4)	(73.7%)
Interest income	0.8	0.8	-	-
Interest and finance costs	(14.9)	(24.0)	9.1	61.1%
Swaps’ breakage costs	-	-
Equity gain on investments	3.9	3.1	(0.8)	(20.5%)
Other	0.1	0.3	0.2	n.m.
Gain / (Loss) on derivative instruments	0.1	(0.4)	(0.5)	n.m.
Net Income	$14.0	$36.0

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended September 30,		Change	Percentage Change
	2018	2019

Voyage revenue	$90.9	$123.6	$32.7	36.0%
Accrued charter revenue	(1.5)	(0.3)	(1.2)	(80.0%)
Amortization of Time-charter assumed	-	-	-	-
Voyage revenue adjusted on a cash basis (1)	$89.4	$123.3	$33.9	37.9%

Vessels’ operational data	Three-month period ended September 30,			Percentage Change
	2018	2019	Change

Average number of vessels	55.8	60.0	4.2	7.5%
Ownership days	5,136	5,520	384	7.5%
Number of vessels under dry-docking	4	-	(4)

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). Refer to “Financial Summary” below for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue increased by 36.0%, or $32.7 million, to $123.6 million during the three-month period ended September 30, 2019, from $90.9 million during the three-month period ended September 30, 2018. The increase is mainly attributable to revenue earned by (i) nine vessels acquired during the six-month period ended December 31, 2018, (ii) decreased off-hire days for certain of our vessels and increased charter rates for certain of our vessels during the three-month period ended September 30, 2019 compared to the three-month period ended September 30, 2018; partly offset by revenue not earned by two vessels sold in the first quarter of 2019.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 37.9%, or $33.9 million, to $123.3 million during the three-month period ended September 30, 2019, from $89.4 million during the three-month period ended September 30, 2018. Accrued charter revenue for the three-month periods ended September 30, 2019 and 2018 was a negative amount of $0.3 million and $1.5 million, respectively.

Voyage Expenses

Voyage expenses were $0.7 million and $1.9 million for the three-month periods ended September 30, 2019 and 2018, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $1.7 million and $0.8 million for the three-month periods ended September 30, 2019 and 2018, respectively. Voyage expenses – related parties represent (i) fees of 1.25% (0.75% until June 30, 2019) in the aggregate on voyage revenues charged by related managers and (ii) charter brokerage fees payable to a related charter brokerage company.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $29.2 million and $27.4 million during the three-month periods ended September 30, 2019 and 2018, respectively. Daily vessels’ operating expenses were $5,282 and $5,332 for the three-month periods ended September 30, 2019 and 2018, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $1.5 million and $1.3 million during the three-month periods ended September 30, 2019 and 2018, respectively, and both include $0.63 million paid to a related manager.

Management Fees – related parties

Management fees paid to our related managers were $5.3 million and $5.0 million during the three-month periods ended September 30, 2019 and 2018, respectively.

General and administrative expenses – non-cash component

General and administrative expenses – non-cash component for the three-month period ended September 30, 2019 amounted to $0.9 million, representing the value of the shares issued to a related manager on September 30, 2019. General and administrative expenses – non-cash component for the three-month period ended September 30, 2018 amounted to $1.0 million, representing the value of the shares issued to a related manager on September 28, 2018.

Amortization of dry-docking and special survey

Amortization of deferred dry-docking and special survey costs was $2.3 million and $1.8 million during the three-month periods ended September 30, 2019 and 2018, respectively. During the three-month period ended September 30, 2018, two vessels underwent and completed their special survey and two were in process of completing their special survey. During the three-month period ended September 30, 2019, no vessel underwent any special survey.

Depreciation

Depreciation expense for the three-month period ended September 30, 2019 and 2018 was $25.3 million and $23.8 million, respectively. The increase was partly attributable to the increased average number of vessels during the three-month period ended September 30, 2019 compared to the three-month period ended September 30, 2018.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net for the three-month periods ended September 30, 2019 and 2018 was nil and $2.0 million, respectively.

Loss on vessels held for sale

During the three-month period ended September 30, 2019, we recorded a loss on vessels held for sale of $0.5 million representing the expected loss from sale of two of our vessels during the next twelve-month period. During the three-month period ended September 30, 2018, we recorded a loss on vessel held for sale of $1.9 million representing the expected loss from sale of one of our vessels during the next twelve-month period.

Interest Income

Interest income amounted to $0.8 million for each of the three-month periods ended September 30, 2019 and 2018, respectively.

Interest and Finance Costs

Interest and finance costs were $24.0 million and $14.9 million during the three-month periods ended September 30, 2019 and 2018, respectively. The increase is mainly attributable to the increased average loan balance during the three-month period ended September 30, 2019 compared to the three-month period ended September 30, 2018.

Swaps’ Breakage Costs

During the three-month period ended September 30, 2019, we terminated eight interest rate derivative instruments that qualified for hedge accounting and three that did not qualify for hedge accounting and we paid the counterparties breakage costs, net in the amount of $0.016 million in the aggregate.

Equity Gain on Investments

During the three-month period ended September 30, 2019, we recorded an equity gain on investments of $3.1 million representing our share of the net gain in jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated (the “Framework Deed”), with York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”). Since November 12, 2018, we have held 100% of the equity interest in five previously jointly owned companies with York, and as of that date these five companies are consolidated in our consolidated financial statements. As of September 30, 2019, 13 companies are jointly owned with York. During the three-month period ended September 30, 2018, we recorded an equity gain on investments of $3.9 million also relating to investments under the Framework Deed.

Gain / (Loss) on Derivative Instruments

The fair value of our four interest rate derivative instruments which were outstanding as of September 30, 2019 equates to the amount that would be paid by us or to us should those instruments be terminated. As of September 30, 2019, the fair value of these four interest rate derivative instruments in aggregate amounted to a net asset of $0.1 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the three-month period ended September 30, 2019, a net loss of $0.4 million has been included in OCI and a net loss of $0.2 million has been included in Gain / (Loss) on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended September 30, 2019.

Cash Flows

Three-month periods ended September 30, 2019 and 2018

Condensed cash flows	Three-month period ended September 30,
(Expressed in millions of U.S. dollars)	2018	2019
Net Cash Provided by Operating Activities	$38.8	$66.4
Net Cash Used in Investing Activities	$(48.6)	$(0.4)
Net Cash Provided by / (Used in) Financing Activities	$4.7	$(145.7)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended September 30, 2019 increased by $27.6 million to $66.4 million, from $38.8 million for the three-month period ended September 30, 2018. The increase is mainly attributable to the increased cash from operations of $33.9 million, the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $2.7 million and the decreased special survey costs of $3.5 million during the three-month period ended September 30, 2019 compared to the three-month period ended September 30, 2018; partly off-set by increased payments for interest (including swap payments) during the period of $5.2 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $0.4 million in the three-month period ended September 30, 2019, which mainly consisted of dividend distributions we received from 10 entities jointly owned with York pursuant to the Framework Deed and advance payments for upgrades for certain of our vessels.

Net cash used in investing activities was $48.6 million in the three-month period ended September 30, 2018, which mainly consisted of net payments in relation to the acquisition of four secondhand vessels and five newbuild vessels and payment for capital injection into one entity pursuant to the Framework Deed.

Net Cash Provided by / (Used in) Financing Activities

Net cash used in financing activities was $145.7 million in the three-month period ended September 30, 2019, which mainly consisted of (a) $128.4 million of net payments relating to our debt financing agreements, (b) $7.0 million we paid for dividends to holders of our common stock for the second quarter of 2019 and (c) $1.0 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from April 15, 2019 to July 14, 2019.

Net cash provided by financing activities was $4.7 million in the three-month period ended September 30, 2018, which mainly consisted of (a) $18.0 million net proceeds we received relating to our debt financing agreements, (b) $4.9 million we paid for dividends to holders of our common stock for the second quarter of 2018 and (c) $1.0 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock, $2.2 million we paid for dividends to holders of our Series D Preferred Stock and $2.5 million we paid for dividends to holders of our Series E Preferred Stock for the period from April 15, 2018 to July 14, 2018.

Nine-month period ended September 30, 2019 compared to the nine-month period ended September 30, 2018

During the nine-month periods ended September 30, 2019 and 2018, we had an average of 60.6 and 54.4 vessels, respectively, in our fleet. In the nine-month period ended September 30, 2019, we sold the container vessels MSC Pylos and Piraeus with an aggregate capacity of 7,012 TEU. In the nine-month period ended September 30, 2018, we accepted delivery of the secondhand containerships Michigan, Trader, Megalopolis, Marathopolis, Maersk Kleven and Maersk Kotka with an aggregate capacity of 28,602 TEU and we sold the container vessel Itea with a capacity of 3,842 TEU. In the nine-month periods ended September 30, 2019 and 2018, our fleet ownership days totaled 16,555 and 14,854 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Nine-month period ended September 30,		Change	Percentage Change
	2018	2019

Voyage revenue	$274.2	$353.6	$79.4	29.0%
Voyage expenses	(4.9)	(3.2)	(1.7)	(34.7%)
Voyage expenses – related parties	(2.3)	(3.6)	1.3	56.5%
Vessels’ operating expenses	(80.2)	(87.3)	7.1	8.9%
General and administrative expenses	(4.1)	(4.1)	-	-
Management fees – related parties	(14.5)	(16.2)	1.7	11.7%
General and administrative expenses - non-cash component	(3.1)	(2.5)	(0.6)	(19.4%)
Amortization of dry-docking and special survey costs	(5.2)	(6.7)	1.5	28.8%
Depreciation	(69.8)	(85.1)	15.3	21.9%
Amortization of prepaid lease rentals, net	(6.1)	-	(6.1)	n.m.
Loss on sale / disposal of vessels	(0.9)	(18.4)	17.5	n.m.
Loss on vessels held for sale	(1.9)	(0.5)	(1.4)	(73.7%)
Vessels’ impairment loss	-	(3.0)	3.0	n.m.
Interest income	2.6	2.5	(0.1)	(3.8%)
Interest and finance costs	(44.2)	(69.3)	25.1	56.8%
Swaps’ breakage costs	(1.2)	-	(1.2)	n.m.
Equity gain on investments	9.1	7.4	(1.7)	(18.7%)
Other	0.2	0.5	0.3	n.m.
Loss on derivative instruments	(0.2)	(1.0)	0.8	n.m.
Net Income	$47.5	$63.1

(Expressed in millions of U.S. dollars, except percentages)	Nine-month period ended September 30,		Change	Percentage Change
	2018	2019

Voyage revenue	$274.2	$353.6	$79.4	29.0%
Accrued charter revenue	(5.0)	(0.1)	(4.9)	(98.0%)
Amortization of Time-charter assumed	-	0.2	0.2	n.m.
Voyage revenue adjusted on a cash basis (1)	$269.2	$353.7	$84.5	31.4%

Vessels’ operational data	Nine-month period ended September 30,			Percentage Change
	2018	2019	Change

Average number of vessels	54.4	60.6	6.2	11.4%
Ownership days	14,854	16,555	1,701	11.5%
Number of vessels under dry-docking	15	6	(9)

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). Refer to “Financial Summary” below for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue increased by 29.0%, or $79.4 million, to $353.6 million during the nine-month period ended September 30, 2019 from $274.2 million during the nine-month period ended September 30, 2018. The increase is mainly attributable to revenue earned by (i) nine vessels acquired during the six-month period ended December 31, 2018 and (ii) decreased off-hire days for certain of our vessels during the nine-month period ended September 30, 2019 compared to the nine-month period ended September 30, 2018; partly offset by decreased charter rates for certain of our vessels and revenue not earned by two vessels sold in June and October 2018 and two vessels sold in March 2019.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 31.4%, or $84.5 million, to $353.7 million during the nine-month period ended September 30, 2019 from $269.2 million during the nine-month period ended September 30, 2018. Accrued charter revenue for the nine-month periods ended September 30, 2019 and 2018 was a negative amount of $0.1 million and $5.0 million, respectively.

Voyage Expenses

Voyage expenses were $3.2 million and $4.9 million for the nine-month periods ended September 30, 2019 and 2018, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $3.6 million and $2.3 million for the nine-month periods ended September 30, 2019 and 2018, respectively. Voyage expenses – related parties represent (i) fees of 1.25% (0.75% up to June 30, 2019) in the aggregate on voyage revenues charged by related managers and (ii) charter brokerage fees payable to a related charter brokerage company.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $87.3 million and $80.2 million during the nine-month periods ended September 30, 2019 and 2018, respectively. Daily vessels’ operating expenses were $5,275 and $5,401 for the nine-month periods ended September 30, 2019 and 2018, respectively. Daily vessels’ operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $4.1 million for each of the nine-month periods ended September 30, 2019 and 2018, respectively, and both include $1.9 million which is part of the annual fee paid to a related manager.

Management Fees – related parties

Management fees paid to our managers were $16.2 million and $14.5 million during the nine-month periods ended September 30, 2019 and 2018, respectively.

General and administrative expenses – non-cash component

General and administrative expenses – non-cash component for the nine-month period ended September 30, 2019 amounted to $2.5 million representing the value of the shares issued to a related manager on March 29, 2019, June 28, 2019 and September 30, 2019. General and administrative expenses – non-cash component for the nine-month period ended September 30, 2018 amounted to $3.1 million representing the value of the shares issued to a related manager on March 30, 2018, June 29, 2018 and September 28, 2018.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $6.7 million and $5.2 million during the nine-month periods ended September 30, 2019 and 2018, respectively. During the nine-month period ended September 30, 2019, 6 vessels underwent and completed their special survey. During the nine-month period ended September 30, 2018, 13 vessels underwent and completed their special survey and two were in process of completing their special survey.

Depreciation

Depreciation expense for the nine-month period ended September 30, 2019 and 2018 was $85.1 million and $69.8 million, respectively. The increase was partly attributable to the increased average number of vessels during the nine-month period ended September 30, 2019 compared to the nine-month period ended September 30, 2018.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net for the nine-month periods ended September 30, 2019 and 2018 was nil and $6.1 million, respectively.

Loss on sale / disposal of vessels

During the nine-month period ended September 30, 2019, we recorded an aggregate loss of $18.4 million from the sale of the container vessels Piraeus and MSC Pylos. MSC Pylos was classified as asset held for sale as at December 31, 2018. During the nine-month period ended September 30, 2018, we recorded a loss of $0.9 million from the sale of the vessel Itea, which was classified as Asset held for sale as at December 31, 2017.

Loss on vessels held for sale

During the nine-month period ended September 30, 2019, we recorded a loss on vessels held for sale of $0.5 million representing the expected loss from sale of two of our vessels during the next twelve-month period. During the nine-month period ended September 30, 2018, we recorded a loss on vessel held for sale of $1.9 million representing the expected loss from sale of one of our vessels during the next twelve-month period.

Vessels’ impairment loss

During the nine-month period ended September 30, 2019, we recorded an impairment loss in relation to two of our vessels in the amount of $3.0 million, in the aggregate. During the nine-month period ended September 30, 2018, no impairment loss was recorded.

Interest Income

Interest income amounted to $2.5 million and $2.6 million for the nine-month periods ended September 30, 2019 and 2018, respectively.

Interest and Finance Costs

Interest and finance costs were $69.3 million and $44.2 million during the nine-month periods ended September 30, 2019 and 2018, respectively. The increase is mainly attributable to the increased average loan balance during the nine-month period ended September 30, 2019 compared to the nine-month period ended September 30, 2018.

Swaps Breakage Cost

During the nine-month period ended September 30, 2019, we terminated eight interest rate derivative instruments that qualified for hedge accounting and three that did not qualify for hedge accounting and we paid the counterparties breakage costs, net in the amount of $0.016 million in the aggregate. During the nine-month period ended September 30, 2018, we terminated three interest rate derivative instruments that qualified for hedge accounting and we paid the counterparties’ breakage costs of $1.2 million.

Equity Gain on Investments

During the nine-month period ended September 30, 2019, we recorded an equity gain on investments of $7.4 million representing our share of the net gain in jointly owned companies pursuant to the Framework Deed. Since November 12, 2018, we have held 100% of the equity interest in five previously jointly owned companies with York, and as of that date these five companies are consolidated in our consolidated financial statements. As of September 30, 2019, 13 companies are jointly owned with York. During the nine-month period ended September 30, 2018, we recorded an equity gain on investments of $9.1 million also relating to investments under the Framework Deed.

Loss on Derivative Instruments

The fair value of our four interest rate derivative instruments which were outstanding as of September 30, 2019 equates to the amount that would be paid by us or to us should those instruments be terminated. As of September 30, 2019, the fair value of these four interest rate derivative instruments in aggregate amounted to a net asset of $0.1 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in OCI while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the nine-month period ended September 30, 2019, a net loss of $6.2 million has been included in OCI and a net loss of $0.7 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the nine-month period ended September 30, 2019.

Cash Flows

Nine-month periods ended September 30, 2019 and 2018

Condensed cash flows	Nine-month period ended September 30,
(Expressed in millions of U.S. dollars)	2018	2019
Net Cash Provided by Operating Activities	$105.8	$173.6
Net Cash Provided by / (Used in) Investing Activities	$(113.5)	$8.9
Net Cash Used in Financing Activities	$(56.4)	$(144.8)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the nine-month period ended September 30, 2019 increased by $67.8 million to $173.6 million, compared to $105.8 million for the nine-month period ended September 30, 2018. The increase is mainly attributable to the increased cash from operations of $84.5 million, the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $7.7 million and the decreased special survey costs of $8.4 million during the nine-month period ended September 30, 2019 compared to the nine-month period ended September 30, 2018; partly off-set by increased payments for interest (including swap payments) during the period of $19.5 million.

Net Cash Provided by / (Used in) Investing Activities

Net cash provided by investing activities was $8.9 million in the nine-month period ended September 30, 2019, which mainly consisted of proceeds we received from the sale of two vessels, dividend distribution we received from 11 entities jointly owned with York pursuant to the Framework Deed and advance payments for upgrades for certain of our vessels.

Net cash used in investing activities was $113.5 million in the nine-month period ended September 30, 2018, which mainly consisted of net payments relating to the acquisition of six secondhand vessels and five newbuild vessels, payments for capital injection into certain entities pursuant to the Framework Deed and proceeds we received from sale of one vessel.

Net Cash Used in Financing Activities

Net cash used in financing activities was $144.8 million in the nine-month period ended September 30, 2019, which mainly consisted of (a) $97.1 million of net payments relating to our debt financing agreements (including the prepayments following the sale of two container vessels during the three-month period ended March 31, 2019), (b) $20.4 million we paid for dividends to holders of our common stock for the fourth quarter of 2018, the first quarter of 2019 and the second quarter of 2019 and (c) $2.9 million we paid for dividends to holders of our Series B Preferred Stock, $6.4 million we paid for dividends to holders of our Series C Preferred Stock, $6.6 million we paid for dividends to holders of our Series D Preferred Stock and $7.5 million we paid for dividends to holders of our Series E Preferred Stock for the period from October 15, 2018 to January 14, 2019, January 15, 2019 to April 14, 2019, and April 15, 2019 to July 14, 2019.

Net cash used in financing activities was $56.4 million in the nine-month period ended September 30, 2018, which mainly consisted of (a) $130.2 million net payments relating to our debt financing agreements, (b) $111.2 million net proceeds we received from our public offering in January 2018, of 4.6 million shares of our Series E Preferred Stock, net of underwriting discounts and expenses incurred in the offering, (c) $14.1 million we paid for dividends to holders of our common stock for the fourth quarter of 2017, the first quarter of 2018 and the second quarter of 2018 and (d) $2.9 million we paid for dividends to holders of our Series B Preferred Stock, $6.4 million we paid for dividends to holders of our Series C Preferred Stock, $6.6 million we paid for dividends to holders of our Series D Preferred Stock, for the periods from October 15, 2017 to January 14, 2018, January 15, 2018 to April 14, 2018, and April 15, 2018 to July 14, 2018, and $4.7 million we paid for dividends to holders of our Series E Preferred Stock, for the period from January 30, 2018 to April 14, 2018 and April 15, 2018 to July 14, 2018.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of September 30, 2019, we had a total cash liquidity of $204.2 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of October 23, 2019, the following vessels were free of debt.

Unencumbered Vessels
 (Refer to fleet list for full details)

Vessel Name	Year Built	TEU Capacity
ETOILE (ex. CMA CGM ETOILE)	2005	2,556
KOKURA	1997	7,403
MICHIGAN	2008	1,300
ENSENADA (*)	2001	5,576
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550

(*) Vessels acquired pursuant to the Framework Deed with York.

Conference Call details:

On Thursday, October 24, 2019 at 8:30 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until October 31, 2019. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 10136189.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 45 years of history in the international shipping industry and a fleet of 75 containerships, with a total capacity of approximately 538,000 TEU, including five newbuild containerships currently under construction. Ten of our containerships have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s most recent Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com

Fleet List

The table below provides additional information, as of October 23, 2019, about our fleet of containerships, including our newbuilds on order, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON(ii)	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	CAPE AKRITAS(i)	Evergreen/ZIM	2016	11,010	39,500/43,250	August 2020 (3)
7	CAPE TAINARO(i)	ZIM	2017	11,010	39,500	March 2020
8	CAPE KORTIA(i)	Evergreen/ZIM	2017	11,010	39,500/43,250	August 2020 (3)
9	CAPE SOUNIO(i)	ZIM	2017	11,010	33,500	March 2020
10	CAPE ARTEMISIO(i)	Hapag Lloyd	2017	11,010	32,500 (net)	March 2020
11	COSCO GUANGZHOU	COSCO	2006	9,469	28,900	April 2020
12	COSCO NINGBO	COSCO	2006	9,469	28,900	April 2020
13	COSCO YANTIAN	COSCO	2006	9,469	28,900	May 2020
14	COSCO BEIJING	COSCO	2006	9,469	28,900	May 2020
15	COSCO HELLAS	COSCO	2006	9,469	28,900	May 2020
16	MSC AZOV	MSC	2014	9,403	43,000	December 2026(4)
17	MSC AJACCIO	MSC	2014	9,403	43,000	February 2027(4)
18	MSC AMALFI	MSC	2014	9,403	43,000	March 2027(4)
19	MSC ATHENS(ii)	MSC	2013	8,827	42,000	January 2026(5)
20	MSC ATHOS(ii)	MSC	2013	8,827	42,000	February 2026(5)
21	VALOR	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	April 2023(6)
22	VALUE	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	April 2023(6)
23	VALIANT	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	June 2023(6)
24	VALENCE	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	July 2023(6)
25	VANTAGE	Evergreen/Hapag Lloyd	2013	8,827	41,700/34,500	September 2023(6)
26	NAVARINO	Evergreen	2010	8,531	21,900	February 2020
27	MAERSK KLEVEN	Maersk	1996	8,044	17,500	April 2021
28	MAERSK KOTKA	Maersk	1996	8,044	17,500	April 2021
29	MAERSK KOWLOON	Maersk	2005	7,471	16,000	June 2022
30	MAERSK KAWASAKI	Maersk	1997	7,403	17,050	February 2020
31	KURE	COSCO	1996	7,403	21,500	April 2020
32	KOKURA	Maersk	1997	7,403	17,050	February 2020
33	MSC METHONI	MSC	2003	6,724	29,000	September 2021
34	YORK	MSC	2000	6,648	11,450	December 2019
35	MAERSK KOBE	Maersk	2000	6,648	17,000	April 2020
36	SEALAND WASHINGTON	Maersk	2000	6,648	(*)	March 2022(7)
37	SEALAND MICHIGAN	Maersk	2000	6,648	(*)	March 2022(7)
38	SEALAND ILLINOIS	Maersk	2000	6,648	(*)	March 2022(7)
39	MAERSK KOLKATA	Maersk	2003	6,644	26,100	March 2022(8)
40	MAERSK KINGSTON	Maersk	2003	6,644	26,100	March 2022(8)
41	MAERSK KALAMATA	Maersk	2003	6,644	26,100	March 2022(8)
42	VENETIKO	Hapag Lloyd	2003	5,928	20,000	August 2020(9)
43	ENSENADA (i)	ONE	2001	5,576	21,000	May 2020
44	ZIM NEW YORK	ZIM	2002	4,992	12,430	October 2020(10)
45	ZIM SHANGHAI	ZIM	2002	4,992	12,430	October 2020(10)
46	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024
47	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024
48	MEGALOPOLIS	Maersk	2013	4,957	(*)	July 2025
49	MARATHOPOLIS	Maersk	2013	4.957	(*)	July 2025
50	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	10,000	November 2019
51	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	10,000	October 2020
52	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	10,000	July 2020
53	ULSAN	Maersk	2002	4,132	12,000	June 2021
54	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024
55	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025
56	LAKONIA	Evergreen	2004	2,586	(*)	March 2020
57	ETOILE (ex. CMA CGM ETOILE)	-	2005	2,556	-	-
58	AREOPOLIS	Evergreen	2000	2,474	(*)	March 2020
59	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2021
60	MESSINI	Evergreen	1997	2,458	8,650	March 2020
61	REUNION (ex. MSC REUNION)	-	1992	2,024	-	Vessel held for sale
62	MSC NAMIBIA II	MSC	1991	2,023	8,000	November 2019
63	SIERRA II (ex. MSC SIERRA II)	-	1991	2,023	-	Vessel scheduled to be sold
64	NEAPOLIS	Evergreen	2000	1,645	8,000	January 2020
65	ARKADIA(i)	Evergreen	2001	1,550	9,450	February 2020
66	PROSPER	Evergreen	1996	1,504	7,100	February 2020
67	MICHIGAN	MSC	2008	1,300	6,650	September 2020
68	TRADER	-	2008	1,300	-	-
69	ZAGORA	MSC	1995	1,162	6,500	May 2020
70	LUEBECK	MSC	2001	1,078	6,200	January 2020

Newbuilds

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(11)
1	YZJ2015-2057	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2020
2	YZJ2015-2058	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020
3	YZJ2015-2059	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020
4	YZJ2015-2060	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021
5	YZJ2015-2061	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters could expire.
(3)	Upon redelivery of each vessel from Evergreen in October-November 2019, each vessel will commence a charter with ZIM at a daily rate of $43,250. Until then the daily charter rate of each vessel will be $39,500.
(4)	Following scrubbers’ installation, the daily rate will be increased from the current daily rate of $43,000 until the original earliest redelivery dates of the vessels (December 2, 2023-MSC Azov, February 1, 2024-MSC Ajaccio and March 16, 2024-MSC Amalfi). The charters will also be extended for 3 years.
(5)	Following scrubbers’ installation, the daily rate will be increased from the current daily rate of $42,000 until the original earliest redelivery dates of the vessels (January 29, 2023-MSC Athens and February 24, 2023-MSC Athos). The charters will also be extended for 3 years.
(6)	Upon redelivery of each vessel from Evergreen between April 2020 and January 2021, each vessel will commence a 3 year charter with Hapag Lloyd at a daily rate of $34,500. Until then the daily charter rate of each vessel will be $41,700.
(7)	The daily rate for Sealand Washington, Sealand Michigan and Sealand Illinois is a base rate, adjusted pursuant to the terms of a profit/loss sharing mechanism based on market conditions until expiry of the charter.
(8)	This charter rate will be earned by Maersk Kolkata, Maersk Kingston and Maersk Kalamata until November 14, 2019, February 28, 2020 and April 12, 2020, respectively. From the aforementioned dates until expiry of the charter, the daily rate for each of the three vessels will be a base rate, adjusted pursuant to the terms of a profit/loss sharing mechanism based on market conditions.
(9)	This charter rate will be earned by Venetiko from November 1, 2019. Until then the daily charter rate will be $9,750.
(10)	The amounts in the table reflect the current charter terms, giving effect to our agreement with ZIM under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of ZIM’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2019, the Company exercised its option to extend the charters of ZIM New York and ZIM Shanghai for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this fifth optional year has been determined at $12,430 per day.
(11)	Based on latest shipyard construction schedule, subject to change.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.
(ii)	Denotes vessels subject to a sale and leaseback transaction.

(*)	Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

COSTAMARE INC.
Consolidated Statements of Income

	Nine-months ended September 30,		Three-months ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2018	2019	2018	2019

REVENUES:
Voyage revenue	$274,244	$353,641	$90,913	$123,631

EXPENSES:
Voyage expenses	(4,894)	(3,180)	(1,857)	(701)
Voyage expenses – related parties	(2,340)	(3,610)	(752)	(1,658)
Vessels' operating expenses	(80,226)	(87,322)	(27,384)	(29,158)
General and administrative expenses	(4,080)	(4,115)	(1,295)	(1,464)
Management fees – related parties	(14,549)	(16,164)	(4,998)	(5,337)
General and administrative expenses – non-cash component	(3,098)	(2,453)	(971)	(908)
Amortization of dry-docking and special survey costs	(5,183)	(6,737)	(1,825)	(2,266)
Depreciation	(69,766)	(85,081)	(23,803)	(25,320)
Amortization of prepaid lease rentals, net	(6,095)	-	(2,054)	-
Loss on sale / disposal of vessels	(861)	(18,420)	-	-
Loss on vessels held for sale	(1,919)	(480)	(1,919)	(480)
Vessels’ impairment loss	-	(3,042)	-	-
Foreign exchange gains / (losses)	(16)	(28)	2	(45)
Operating income	$81,217	$123,009	$24,057	$56,294

OTHER INCOME / (EXPENSES):
Interest income	$2,634	$2,512	$756	$826
Interest and finance costs	(44,248)	(69,342)	(14,870)	(24,026)
Swaps’ breakage cost, net	(1,234)	(16)	-	(16)
Equity gain on investments	9,114	7,409	3,915	3,110
Other	231	561	136	234
Gain / (Loss) on derivative instruments	(207)	(1,021)	46	(446)
Total other expenses	$(33,710)	$(59,897)	$(10,017)	$(20,318)
Net Income	$47,507	$63,112	$14,040	$35,976
Earnings allocated to Preferred Stock	(22,686)	(23,452)	(7,904)	(7,904)
Net Income available to common stockholders	$24,821	$39,660	$6,136	$28,072

Earnings per common share, basic and diluted	$0.23	$0.35	$0.06	$0.24
Weighted average number of shares, basic and diluted	109,870,776	114,744,125	110,913,448	117,111,191

COSTAMARE INC.
Consolidated Balance Sheets

	As of December 31,	As of September 30,
(Expressed in thousands of U.S. dollars)	2018	2019
ASSETS		(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$113,714	$156,214
Restricted cash	5,600	6,544
Accounts receivable	5,625	11,729
Inventories	11,020	9,790
Due from related parties	4,681	5,006
Fair value of derivatives	3,514	847
Insurance claims receivable	6,476	2,242
Prepaid lease rentals	8,752	-
Asset held for sale	4,838	6,183
Time charter assumed	190	192
Prepayments and other	6,358	6,171
Total current assets	$170,768	$204,918
FIXED ASSETS, NET:
Right-of-use assets	$401,901	$190,129
Vessels and advances, net	2,206,786	2,410,324
Total fixed assets, net	$2,608,687	$2,600,453
NON-CURRENT ASSETS:
Equity method investments	$131,082	$123,737
Prepaid lease rentals, non-current	34,167	-
Deferred charges, net	26,250	24,194
Accounts receivable, non-current	17,789	9,990
Restricted cash	47,177	41,450
Fair value of derivatives, non-current	3,727	266
Time charter assumed, non-current	1,222	1,078
Other non-current assets	9,942	10,372
Total assets	$3,050,811	$3,016,458
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$149,162	$198,441
Accounts payable	8,586	5,965
Due to related parties	196	437
Finance lease liabilities	34,299	16,757
Accrued liabilities	17,624	17,269
Unearned revenue	12,432	10,380
Fair value of derivatives	-	628
Other current liabilities	2,370	2,097
Total current liabilities	$224,669	$251,974
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,159,244	$1,248,719
Finance lease liabilities, net of current portion	305,033	124,145
Fair value of derivatives, net of current portion	-	631
Unearned revenue, net of current portion	4,741	3,154
Total non-current liabilities	$1,469,018	$1,376,649
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	11	12
Additional paid-in capital	1,313,840	1,345,064
Retained earnings	38,734	44,341
Accumulated other comprehensive income / (loss)	4,539	(1,582)
Total stockholders’ equity	$1,357,124	$1,387,835
Total liabilities and stockholders’ equity	$3,050,811	$3,016,458

Financial Summary

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2018	2019	2018	2019

Voyage revenue	$274,244	$353,641	$90,913	$123,631
Accrued charter revenue (1)	$(5,031)	$(115)	$(1,464)	$(306)
Amortization of Time-charter assumed	-	$143	-	$48
Voyage revenue adjusted on a cash basis (2)	$269,213	$353,669	$89,449	$123,373

Adjusted Net Income available to common stockholders (3)	$33,598	$66,700	$9,763	$30,948
Weighted Average number of shares	109,870,776	114,744,125	110,913,448	117,111,191
Adjusted Earnings per share (3)	$0.31	$0.58	$0.09	$0.26

Net Income	$47,507	$63,112	$14,040	$35,976
Net Income available to common stockholders	$24,821	$39,660	$6,136	$28,072
Weighted Average number of shares	109,870,776	114,744,125	110,913,448	117,111,191
Earnings per share	$0.23	$0.35	$0.06	$0.24

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” above.
(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three- and nine-month periods ended September 30, 2019 and 2018. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Exhibit I
Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2018	2019	2018	2019

Net Income	$47,507	$63,112	$14,040	$35,976
Earnings allocated to Preferred Stock	(22,686)	(23,452)	(7,904)	(7,904)
Net Income available to common stockholders	24,821	39,660	6,136	28,072
Accrued charter revenue	(5,031)	(115)	(1,464)	(306)
General and administrative expenses – non-cash component	3,098	2,453	971	908
Non-recurring, non-cash write-off of loan deferred financing costs	-	1,127	-	1,127
Amortization of prepaid lease rentals, net	6,095	-	2,054	-
Amortization of Time charter assumed	-	143	-	48
Realized loss on Euro/USD forward contracts (1)	97	367	250	159
Vessels’ impairment loss	-	3,042	-	-
Loss on sale / disposal of vessels	861	18,420	-	-
Swaps’ breakage costs	1,234	16	-	16
Loss on vessels’ held for sale	1,919	480	1,919	480
Loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments	-	38	-	-
(Gain) / Loss on asset held for sale by a jointly owned company with York included in equity gain on investments	664	-	(4)	-
(Gain) / loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	(160)	1,069	(99)	444
Adjusted Net Income available to common stockholders	$33,598	$66,700	$9,763	$30,948
Adjusted Earnings per Share	$0.31	$0.58	$0.09	$0.26
Weighted average number of shares	109,870,776	114,744,125	110,913,448	117,111,191

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized loss on Euro/USD forward contracts, vessels’ impairment loss, loss on sale / disposal of vessels, swaps’ breakage costs, loss on vessels held for sale, loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, (gain) / loss on asset held for sale by a jointly owned company with York included in equity gain on investments, non-cash general and administrative expenses and non-cash other items, non-recurring, non-cash write-off of loan deferred financing costs, amortization of prepaid lease rentals, net, amortization of Time charter assumed and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.